SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065

NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Prana Biotechnology Limited will be held at Suite 2, 1233 High Street, Armadale, Victoria on Tuesday, 1 June 2004 at 10.30am.

AGENDA

ORDINARY BUSINESS

To consider and if thought fit, to pass the following as an ordinary resolution:

Resolution: Approval of Proposed Placement

“That Members approve the issue to the proposed recipients named below of the number of shares and warrants set out against each proposed recipient’s name, at an issue price of US$0.50 per ordinary share and 3 for 4 attaching warrant:
Proposed recipient	Number of Shares, represented by American Depositary Receipts (“ADRs”)	Number of Warrants, each to acquire 1 ADR representing 10 shares

Albert Fried & Company, LLC	2,000,000 (200,000 ADRs)	150,000

Bristol Capital Advisors, LLC	2,000,000 (200,000 ADRs)	150,000

DKR Oasis Capital	2,000,000 (200,000 ADRs)	150,000

Highbridge Capital Management, LLC	6,000,000 (600,000 ADRs)	450,000

OrbiMed Advisors LLC	8,000,000 (800,000 ADRs)	600,000

Perceptive Lifesciences	2,000,000 (200,000 ADRs)	150,000

Ramius Capital Group, LLC	2,000,000 (200,000 ADRs)	150,000

Sands Brothers Venture Capital Funds	2,000,000 (200,000 ADRs)	150,000

SF Capital	2,000,000 (200,000 ADRs)	150,000

Treeline Capital	2,000,000 (200,000 ADRs)	150,000

Viking Global Investors	2,000,000 (200,000 ADRs)	150,000

William Harris	2,000,000 (200,000 ADRs)	150,000

Xmark Funds	6,000,000 (600,000 ADRs)	450,000

Total	40,000,000 (4,000,000 ADRs)	3,000,000

Dated: 30 April 2004

By the order of the Board

Richard Revelins Company Secretary

The accompanying Information Memorandum and the Proxy and Voting Instructions form part of this Notice of Meeting.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

(a)	one proxy if the member is only entitled to one vote; and

(b)	one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged at or sent by facsimile transmission to the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143 or facsimile (03) 9824 8161 (international: +61 3 9824 8161) not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company.

A proxy form is attached to this Notice.

The Chairman intends to cast undirected proxies in favour of the Resolution.

Corporate Representatives

Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting.

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 9am on 31 May 2004 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

Voting Exclusion Statement

The Company will disregard any votes cast on the Resolution by:

a)	a person who may participate in the proposed issue and a person who might obtain a benefit except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed; or

b)	an associate of those persons.

However, the Company need not disregard a vote on the Resolution if:

•	It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PRANA BIOTECHNOLOGY LIMITED
ABN 37 080 699 065

PROXY FORM

If you do not wish to direct your proxy how to vote, please place a mark in the box
|_|

By marking this box you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. The Chairman intends voting undirected proxies in favour of the resolution.

I/We ________________________________________________________

of __________________________________________________________

being a member(s) of Prana Biotechnology Limited

and entitled to ____________________ shares appoints:

Name of Proxy: ________________________________________________

Address of Proxy: ______________________________________________

or in his/her absence, the Chairman of the meeting as my/our proxy to vote on my/our behalf at the General Meeting of the Company to be held at Suite 2, 1233 High Street, Armadale, Victoria on Tuesday, 1 June 2004 at 10.30am and at any adjournment of that meeting.

If two proxies are appointed, complete the following sentence:

This proxy is authorised to exercise .................... votes/ ........... % of my/our total voting rights.

Proxy Instructions

To instruct your proxy how to vote, insert ‘X’ in the appropriate column against each resolution set out below. If you do not instruct your proxy how to vote on a resolution, your proxy may vote as he/she thinks fit or abstain from voting.

I/We direct my/our proxy to vote as indicated below:

		For	Against	Abstain
Resolution	Approval of Proposed Placement	|_|	|_|	|_|

If a person:	If a company:

EXECUTED by:
(Signature)		Name of company (print)

In accordance with the Corporations Act

Name (print)
	(Signature)	(Signature)

Date: _____/_____/_____	Date: _____/_____/_____

This proxy and any power of attorney or other authority under which it is signed (or a certified copy) must be lodged at:

(a)	Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143;

(b)	Facsimile number (03) 9824 8161 (international: +61 3 9824 8161),

by 10.30am, Sunday, 30 May 2004, being not less than 48 hours before the time for holding the meeting or adjourned meeting as the case may be.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: May 10, 2004